Code of Ethics
CODE OF ETHICS
Code of Ethics
A.1    Introduction
The Code of Ethics, in conjunction with the Compliance Manual, sets forth policies and procedures to assist the Access Persons of Investcorp-Tages or the “Firm” in complying with their fiduciary duty to the Firm’s clients.
An Access Person is defined as any supervised person of the Firm who (i) has access to non-public information regarding clients’ purchase or sale of securities or (ii) is involved in making securities decisions or recommendations to clients or has access to such decisions and recommendations that are not public.
The Firm operates a global compliance program and takes the position that all staff involved in the day-to-day business of Investcorp-Tages are Access Persons.
The Code of Ethics sets out the standards of conduct expected of the Firm’s staff and details policies and procedures addressing certain potential conflicts of interest.
Staff are responsible for reading, understanding and consenting to comply with the Code of Ethics. Any questions regarding the policies set out below should be directed to the Compliance Officer. Investcorp-Tages requires each employee to provide written acknowledgement of receipt of the Code of Ethics upon joining the Firm and annually thereafter. An additional acknowledgement may be required upon material amendments to the Firm’s policies and procedures.
The importance of compliance with this Code of Ethics cannot be overemphasized. Failure to comply may result in fines, censures and other sanctions against Investcorp-Tages and/or staff of the Firm. A employee found not to be in compliance with the Code of Ethics will be subject to disciplinary measures up to and including termination. Any staff member who has or obtains knowledge of information that constitutes a violation of the Code of Ethics must promptly notify the Compliance Officer. The Firm discloses certain aspects of its Code of Ethics on the Form ADV.
A.2    Standards of Business Conduct
The Firm is a “fiduciary” to its clients and has a fundamental obligation to act in their best interests. Staff should not engage in any activity that may represent a conflict of interest to any client and are expected to take reasonable steps to fulfill the Firm’s fiduciary obligation on an ongoing basis.
A.3    Violations
Staff are required to follow the policies of the Firm and all applicable federal securities laws. Violations of the Code of Ethics, the Compliance Manual, or securities regulations must be promptly reported to the Compliance Officer. Violations may result in severe penalties to the Firm and the individuals involved, including potential civil or criminal penalties.
A.4    Staff Activities

To fulfill the Firm’s regulatory obligations the Firm must fully understand any activities of its staff that might give rise to a conflict or a potential conflict with the Firm’s clients. To that end, Investcorp-Tages has established policies and procedures regarding the following activities:
    Staff personal trading;
    Gifts and entertainment;
    Outside business activities; and
    Political contributions.
All activities of the Chief Compliance Officer (also referred to as the “Compliance Officer”) that require preclearance will be approved by the Chief Operating Officer.

Code of Ethics

A.5    Staff Personal Trading
This Policy covers all accounts holding reportable securities in which a staff member has a direct or indirect beneficial ownership (“Covered Accounts”) and includes any accounts maintained by of for:
    The staff member’s spouse or domestic partner (unless a valid separation/divorce decree has been obtained);
    The staff member’s immediate family1 members living in the staff member’s household;
    Any person to whom the staff member contributes material financial support; and
    Any individual or entity for which the staff member exercises a controlling interest or discretionary investment authority.
A staff member is deemed to have beneficial ownership if the staff member has or shares a direct or indirect opportunity to profit or share in any profit derived from the account.
For the avoidance of doubt the Firm’s processes around personal account dealing will also apply to Covered Accounts. Please speak to the Compliance Officer if you have any questions.
A.5.1    Pre-Approval Requirements
Due to inherent conflicts of interest in staff investing in types of securities which the Firm may also invest for client accounts, the Firm requires staff to follow the process outlined below. For employees joining the Firm they will be asked for their initial holdings reports and will be allowed to maintain stocks, as directed by Compliance, but must request prior approval to selling down any single-stock, listed equities that they held prior to joining the Firm.
Staff must seek pre-approval from the Compliance Officer via ComplySci prior to undertaking any transactions in the below categories:

Securities in scope for pre-approval
Single stock equities, including single stock ETFs, investment trusts and indices;
Derivatives of listed equities; Short sale of physical securities;
Initial public offerings, limited offerings / private placements; Unlisted equities (including private investments);
Derivatives (inc futures, options, swaps); Corporate bonds;
Structured products;
Unregulated Collective Investment Schemes; Crypto currencies;
All Investcorp-Tages funds;
Spread betting on financial instruments and indices; and
Any other securities or structures that are not exempt.

A.5.1.1    Prior approval process
    Prior approval from Compliance Officer is required before a personal brokerage account can be used to trade in listed equities. A staff member may only trade listed equities from an account that has been approved by the Compliance Officer;
    All personal trades in securities requiring pre-approval (as listed in table above) must be submitted via ComplySci prior to execution;
    If a trade is not approved, it must not be executed;

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    Once approved, the trade must be executed within 24 hours. If it is not executed within that timeframe, a new request must be submitted;
    There is a limit on the number of trades permitted per calendar month for a staff member. The monthly limit is 20 trades and the cap does not apply as an aggregate between a employee and their connected persons (eg., spouse, dependents);
    A minimum holding period of 30 calendar days applies to all listed equity trades;
    Staff members must not trade while in possession of material non-public information (MNPI) or in any securities on the Firm’s Restricted List;
    Staff members may not enter into transactions that could cause a conflict with the Firm’s clients, regulatory obligations, or contractual commitments. If there is any uncertainty about whether a conflict may arise, employees should consult the Compliance Officer before proceeding;
    Where possible, employee broker accounts must be linked to ComplySci via automated data feeds. If this is not feasible, employees may be required to use brokers that do support automated feeds.
Trade requests must contain the following:
    Financial instrument;
    Buy or sell request; and
    Approximate trade volume or value of transaction.
The Compliance Officer maintains all requests and approvals on file.
The Firm’s policy on personal account dealing does require approval for the following:

Securities that do not require pre-approval
    Commodities;
    FX;
    Investments under the terms of a discretionary management service;
    Government bonds;
    Any acquisition of securities through corporate reorganisations or distributions;
    Regulated CIS including mutual funds and UCITS (except Investcorp-Tages managed funds);
    Life policies;
    Real Estate transactions; and
    Bankers’ acceptances, bank CD, commercial paper and high-quality short-term debt instruments, including repurchase agreements

In all transactions involving securities exempt from pre-approval, staff should conform to the spirit of the Code of Ethics and avoid any activity which might appear to conflict with the interests of the Firm or its clients.
Staff are discouraged from frequent or excessive trading or trading in highly speculative securities or other instruments. Such trading activities are more likely to give rise to conflicts or perceived conflicts and to detract from the Firm’s client investment focus. Trading on the basis of actual or possible material non-public information i.e. inside information is strictly prohibited, as set out in the Firm’s Compliance Manual. The Firm encourages staff to adopt a medium to long-term investment strategy, as opposed to a short-term trading strategy.
A.5.2    Third Party Managed Accounts
Pre-approval excluding that required for initial public offerings and private placement, is not required for transactions in accounts managed by a professional adviser and over which the staff member exercises no discretion. While third party managed accounts must be approved by the Compliance Officer, the securities maintained by such accounts do not need to be reported on annual or quarterly holdings reports (see below).

Code of Ethics
In order for the Compliance Officer to confirm that an account is solely managed by a third party the staff member and professional adviser will provide an initial and periodic representations confirming the terms of the arrangement. The Compliance Officer reserves the right to, on a sample basis, request reports on transactions and/or holdings of third-party managed accounts.
A.5.3    Personal Account Reporting
A.5.3.1    Initial and Annual Holding Reports
Staff must submit to the Compliance Officer an initial holdings report of all securities and private investments at the commencement of employment. The initial report must:
•Be submitted no later than 10 days after becoming a employee;
•Be current and include information accurate within 45 days of the report date; and
•Contain the following information:
•The title and type of security and, as applicable, the exchange ticker symbol or CUSIP number,
•Number of shares, and principal amount of each reportable security in each covered account;
•The name of any broker, dealer or bank in which a covered account is maintained; and
•The date the staff member submits the holdings report.
The annual holdings report must be submitted to the Compliance Officer on an annual basis no later than 45 days after the end of calendar year. It should contain the same information as the initial holdings report and must be current within 45 days of the report date.

The Compliance Officer has the responsibility to ensure receipt of all holdings reports. The Compliance Officer reviews such reports to determine that staff trades are consistent with the Firm’s policies and do not otherwise indicate improper trading activities.

A.5.3.2    Quarterly Transaction Reports
In addition to holdings reports, every employee must submit a quarterly transaction report to the Compliance Officer. The report must include all reportable securities transactions (see definition below) that were undertaken, including the following information:
•The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved;
•The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);
•The price of the security at which the transaction was effected;
•The name of the broker, dealer or bank with or through which the transaction was effected; and
•The date the Access Person submits the report.
Each staff member must submit the quarterly transaction report no later than 30 days after each calendar quarter, regardless of whether the staff member undertook any transactions during the quarter, in which case a report with NIL returns must be submitted.
The Compliance Officer reviews such reports to confirm that staff trades are consistent with the Firm’s policies and do not otherwise indicate improper trading activities.
Quarterly transaction reports are not required regarding transactions undertaken:
•In an account over which the staff member has no direct or indirect influence or control, such as a third-party managed account;

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•Pursuant to an automatic investment plan (Note: The establishment of an automatic investment plan must be pre-cleared); or
•Due to the reinvestment of cash dividends resulting from securities already owned under a dividend reinvestment program.
In addition, non-financial instruments, including direct property transactions and spot foreign exchange transactions, are also outside the scope of the regime.
A.5.4    Reportable Securities
The term reportable securities includes all traditionally traded instruments as defined in Section 202(a)(18) of the Advisers Act, except:
•Direct obligations of the U.S., such as treasury securities;
•Bankers’ acceptances, bank certificates of deposit, commercial paper, and high-quality short-term debt obligations, including repurchase agreements;
•Shares issued by money market funds;
•Shares of open-end funds or collective investment schemes that are not affiliated, advised or sub-advised by the Firm; and
•Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are advised or sub-advised by the Firm.
Whilst the SEC does not include shares of open-ended funds or collective investment schemes (which are not affiliated with the Firm) as reportable securities, given the strategies employed by the Firm, it has made the decision that these will be reportable - although prior approval is not required when undertaking these transactions.
The SEC has taken the position that Exchange Traded Funds are reportable securities and as such must be reported pursuant to these procedures.
For the avoidance of doubt, holdings and transactions of any 401(k) or similar retirement account that cannot hold reportable securities do not need to be reported to the Compliance Officer. This typically includes accounts for which an employee only has discretion to select the overall investment objective or strategy implemented (e.g., “aggressive growth portfolio” or “bond market index portfolio”).

A.5.5    Exemptions
Any employee seeking an exemption from these reporting requirements for a specific account must do so in writing to the Compliance Officer. In the unlikely case an exemption is granted the Compliance Officer reserves the right to periodically request holdings and/or transaction reports for the exempted account.
A.5.6    Restricted List
The Compliance Officer maintains lists of securities that may not be traded by the Firm’s employee’s or investment teams, as may be applicable (the “Restricted List”). A security may be placed on the Restricted List for a variety of reasons including, but not limited to:
•The security is currently in a client portfolio;
•The Firm is in possession of material non-public information i.e. inside information;
•The Firm is party to terms of a nondisclosure or other agreement that restricts trading in the security;
•Trading in the security may present a conflict of interest to the Firm’s clients; or
The Compliance Officer has determined it necessary to do so .
The Compliance Officer is responsible for maintaining the Restricted List and periodically reviewing trading records to confirm that no trading in Restricted List securities has occurred.

Code of Ethics
A.6    GIFTS
Staff should always conduct themselves in such a manner as to avoid the appearance of a potential conflict. Staff should not, directly or indirectly, offer or accept a gift of more than a nominal value from any person or company in relation to their employment with Investcorp-Tages. Even gifts of nominal value may raise special concerns for persons associated with pension plan sponsors, including state, municipal and other governmental plans. Any gifts to persons known to be affiliated with such plans must be pre-approved in writing by the Compliance Officer.
A “gift” is anything of value, given or received, where there is no business communication involved in its enjoyment. Examples of gifts include, but are not limited to, tickets to events, lodging and travel expenses, golf clubs, wine, prizes received from raffles or drawings, and perishable items such as food. It may also include other items given in recognition of a life event such as a wedding, anniversary or birthday. The offering or receipt of cash gifts or cash equivalents, such as gift cards, is strictly prohibited.

Gifts should only be offered or accepted when they are clearly reasonable under the relationship’s circumstances. Staff should only accept gifts if there is a true belief that there is no attempt to influence the staff member’s judgment and the gift does not bring feelings of indebtedness or obligation.
Staff are required to obtain approval from the Compliance Officer prior to offering and promptly after receiving any gift that is likely to be valued over the amount of £200 / $200 / €200 (or equivalent local value). Gifts or entertainment valued at between £75 / $75 / €75 and £200 / $200/ €200 (or equivalent value) should be notified to Compliance.
Material offers of gifts from third-parties which are declined by the Firm’s staff should also be reported to the Compliance Officer for monitoring purposes, giving a specific description of the gift and estimated cost with details of the business related third party.
Gifts of any amount offered to or received from a government official or candidate for office, whether domestic or foreign, requires pre-approval from the Compliance Officer. This includes any political contributions. Staff must report to the Compliance Officer any gifts, offered or received, regardless of value.
In addition, Employees must notify the Compliance Officer if they plan to make a charitable contribution to any organization at the request of any existing investor, prospective investor, or other person or entity that does or seeks to do business with or on behalf of the Firm.
A.6.1    Business Entertainment
Organizing or participating in occasional business entertainment is permitted if the following conditions are met:
    The host is present, and the entertainment is for the purpose of fostering a business relationship; and
    The entertainment is not so lavish, extravagant, or frequent as to raise a question of impropriety.
If either of these conditions is not met (e.g., a business dinner is followed by a trip to the theatre or other entertainment without the host), the activity is considered a gift subject to the standards outlined above.
Meals, beverages and other reasonable hospitality provided by or for third parties in the normal course of business can be regarded as acceptable (and therefore are not reportable). Please, however, do report any occasions where such are felt to be excessive in the circumstances or where there is any suspicion of an attempted bribe.
Entertainment of any amount offered to or received from a government official or candidate for office, whether domestic or foreign, requires pre-approval from the Compliance Officer.
A.7    Outside Business Activities
While Investcorp-Tages encourages staff to participate in and provide leadership to community, charitable, and professional activities, prior to engaging in any outside business activity, staff members must obtain written approval from the Compliance Officer. This includes all positions, especially if such activities are appointments as a director, officer, outside employment and/or offer compensation.

Code of Ethics
Outside business interests that require disclosure also include any share ownership in excess of 1% capital (whether or not combined with a directorship). In addition, any consultancy or trustee positions must be disclosed.
Employees may not participate as an employee, director, partner, consultant or shareholder or in any other way in any outside business whose services or products compete, directly or indirectly, with those offered by the Firm. This prohibition does not apply to ownership of less than 1% of the issued shares of a publicly-traded company.
Employees are also required to disclose any monetary connections which they or any member of their family have with any person or firm which supplies goods or services to the Firm, or which has done so in the last six months. Usual business courtesies can be disregarded.
Generally, employees may not serve as an executive officer or director or trustee of any business entity with which the Firm conducts business or in whose securities the Firm may invest. Any exceptions will be approved by the Compliance Officer. Staff must disclose to the Firm in writing all benefits, including monetary compensation, that they receive for outside business activities. The Compliance Officer maintains records of all outside business activities and their approval.
A.8    Anti-Bribery
It is the Firm’s policy that no employee may provide anything of value to a government official or candidate for office, whether domestic or foreign, in the hopes of securing an improper advantage in the furtherance of business relationships or the obtainment of investment advisory contracts. Any staff member found in violation of the Firm’s anti-bribery policy will be subject to disciplinary action, up to and including termination.
A.8.1    THE FCPA
The U.S. Foreign Corrupt Practices Act of 1977, as amended ("FCPA"), makes it illegal for employees to make payments or provide anything of value to foreign government officials to assist the Firm in obtaining or retaining business. The FCPA applies to any officer or employee of a foreign government and to those acting on the foreign government’s behalf. Thus, the act covers corrupt payments to low-ranking employees and high-level officials alike.
Staff must receive pre-approval from the Compliance Officer prior to providing payment or anything else of value, including gifts and entertainment, to a foreign official.
A.8.2    Political Contributions
Rule 206(4)-5 of the Advisers Act (the “pay-to-play rule”) prohibits the Firm from providing advisory services for compensation to a US government client for two years after the Firm or its staff contribute to certain elected officials or candidates. The rule also prohibits employees from engaging in pay-to-play conduct indirectly, such as through the contributions of a spouse or domestic partner.
Pay-to-play refers to arrangements by which an investment adviser directs political contributions to a candidate who has the ability, either directly or through appointment, to influence the investment adviser selection process to manage a government account. The SEC prohibits investments advisers from engaging in pay-to-play activities.
Investcorp-Tages requires that all US political contributions be made in compliance with the pay-to-play rule. This includes contributions to:
    a candidate for state or local political office;
    a candidate running for federal office who currently holds a state or local political officer; and
    a political party or political action committee (“PAC”)2 that may contribute to such campaigns.
Staff must receive pre-clearance from the Compliance Officer prior to making any contribution. Contribution is broadly defined and means anything of value, which includes, but is not limited to payments, gifts, loans, paid participation in fundraisers (e.g. tickets to a dinner), and transition expenses.
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2 A PAC is a group formed (as by an industry or an issue-oriented organization to raise and contribute money to the campaigns of candidates likely to advance the group’s interests.

Code of Ethics
The pay-to-play rule requires an investment adviser to look back two years at the political contributions of certain new employees. For those who will be involved in the solicitation of clients and investors of the Firm, the look back is two years. For certain other employees, not involved in soliciting clients or investors, the look back required by the SEC is a shorter period of six months.
Investcorp-Tages has taken the position that upon joining the Firm, all staff will complete a political contributions disclosure form based on the more stringent requirement of two years.